EXHIBIT 99.1

TTI Telecom Announces Annual General Meeting

ROSH HA’AYIN, Israel, Nov. 22, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced that it will hold the 2009 Annual General Meeting of Shareholders on Thursday, December 31, 2009, at 5:00 p.m. (Israel time), at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha'ayin, Israel (the "Meeting"). The record date for the Meeting is November 27, 2009.

TTI Telecom will send its shareholders of record a proxy statement describing the matters to be voted upon at the Meeting, along with a proxy card enabling them to indicate their vote on each matter. TTI Telecom will also file the proxy statement with the Securities and Exchange Commission on Form 6-K in the next few days.

The following matters are on the agenda of the Meeting:

 (1)  To reappoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors until immediately following the next
      annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;
 (2)  To elect Rami Zivony and reelect Meir Lipshes, Meir Dvir and
      Ilan Toker to the Company's Board of Directors;
 (3)  To reelect Mr. Doron Zinger as an outside director for an additional three year term;
 (4)  To authorize Meir Lipshes, the Chief Executive Officer of the
      Company and its Chairman of the Board of Directors, to
      continue to serve as the Chairman of the Board of Directors of the Company until the annual general meeting of the
      Company to take place in 2010;
 (5)  To consider the financial statements of the Company for the year ended December 31, 2008; and
 (6)  To transact such other business as may properly come before the Meeting or any adjournment thereof.

 Items 1-4 above require the approval of a simple majority of the shares voted on the matter. Item 5 does not require a vote.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and LTENetworks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

For more information, please visit www.tti-telecom.com

CONTACT: TTI Team Telecom International Ltd.
         Rebecca (Rivi) Aspler, Investor Relations Director
         +972-3-926-9093
         Mobile: +972-54-777-9093
         Fax: +972-3-926-9574
         rebecca.aspler@tti-telecom.com